Virchow Krause & company

Exhibit 16.1

February 14, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam,

We were principal accountants for URON Inc. and, under the date of April 6, 2007, we reported on the financial statements of URON Inc., as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005. We received a letter dated February 8, 2008 from URON Inc. that we were dismissed as auditor and the client-auditor relationship with Virchow, Krause & Company, LLP, ceased. We have no disagreements with the statements relating to our firm made by the registrant in the current report on Form 8-K to which this letter shall be filed as an exhibit.

Very truly yours,

Virchow Krause & Company, LLP